Exhibit 17.3

John J. McDonnell, Jr.

October 25, 2006

To the Board of Directors of TNS, Inc.

11480 Commerce Park Drive

Suite 600

Reston, Virginia 20191

Attention:	John V. Sponyoe, Chairman
Michael Q. Keegan, Secretary

Gentlemen:

I am pleased that my October 12th letter of resignation from the TNS Board of Directors has produced corrective disclosure from TNS.  However, I am compelled to follow-up with this correspondence in order to address the many mischaracterizations and omissions of fact in your letter dated October 18, 2006, which accompanied my letter as an exhibit to the company’s 8-K filing last week.

Revisionist History.  I first heard the phrase “Jack’s unfunded offer” when used by an upset shareholder who was voicing frustration upon learning that the special committee had terminated the process without a sale.  In the absence of the information that I was finally able to have disclosed to the public last week, I can understand how an outside shareholder could have come to the erroneous conclusion that my offer lacked financial support.  At some point, the members of this Board co-opted this mistaken belief as your own and actively started to promote your revisionist version of history, i.e., that the special committee’s rejection in May of my $22 offer was somehow related to a concern over my financing.  Your most recent efforts to confuse this issue involves your use of an out-of-context excerpt from an August earnings call where I explained that since interest rates had risen since my March offer, the higher cost of debt would impact my ability to finance a new bid at $22.

It is important for this matter to be crystal clear to everyone, so I will cut through the yarn being spun once again by this Board.  On March 13th, the members of the management buying group (which included Henry Graham) received a proposal from Parthenon Capital that committed to providing all of the equity capital required for a bid of $22 — and to submit a firm bid along with management after a ten day due diligence period.  On March 15th, within 72 hours of this commitment from Parthenon, the special committee terminated this due diligence process by clearing-out the TNS offices, sending away a team of lawyers, bankers, accountants and private equity investors, none of whom were ever allowed to return.  This drastic action was taken despite the execution and delivery by Parthenon and potential co-investors of confidentiality agreements that contained standstill provisions per the demand of the special committee.

A copy of the Parthenon equity commitment was delivered to the special committee upon their request in March along with four competitive term sheets from lenders offering to provide the debt capital.  The members of the special committee were well aware of this financial support before their May 1st press release announcing their rejection of my bid, which stated “(t)he Special Committee determined that the $22.00 offer price undervalues TNS.”  If the special committee did harbor any concerns over my financing capabilities despite this extensive documentation, they omitted to state any such concerns in their public statement regarding their rejection of my offer.  In fact, the Special Committee knew that their actions prevented my financial sponsors and co-investors from completing the due diligence necessary to finance a transaction.  In an effort to end this stalemate and enable management to assist the special committee in their efforts to “level the playing field,” Parthenon and the management buying group mutually agreed to terminate our 60-day exclusivity upon its expiration.

Why was my offer rejected?  My $22 offer was rejected and my financing effectively scuttled without any other competing offers.  Why?  The reason may have been the two-tiered financial advisory fee negotiated by the special committee with Deutsche Bank, which financially motivated Deutsche Bank to recommend the rejection of any offer below $22 while gambling with the shareholders’ time and money in the hopes of a higher offer (and a much higher fee).  Worst of all, the special committee entrenched themselves behind this conflicted advice while wrapping themselves in the cloak of the “business judgment rule.”  Never have I seen Delaware law misused so egregiously against the shareholders it was meant to protect.  As a result, the special committee’s view of valuation did not keep pace with reality.  To quote one interested investor who finally quit the process in disgust, “the special committee was constantly a day late and a dollar short.”

What was so absurd about a firm offer?  As this Board now admits in response to my October 12th letter, the company did indeed receive a fully-financed offer from a bidder in September after the completion of a lengthy due diligence process.  This admission is a welcome departure from Steve Graham’s repeated denials on the October 10th conference call that TNS had not received a firm offer “at any price,” which misstatement was reiterated by John Sponyoe.  Yet, in the same letter where the Board confirms the existence of this offer, you also make the following statement:  “It is absurd to claim that the Special Committee should have accepted an offer when there was none.”  Did the special committee ignore this firm $18.25 offer because the price was too low?”  And how does the admission of the offer’s existence correspond to this bold claim of “absurdity”?

Yet another misstatement.  Contrary to the assertion in your October 18th letter, I never once used the word “control” while discussing my shareholdings in my October 12th letter.  By pointing-out the significant economic interest of my family in TNS compared to the relatively immaterial ownership by this Board, I made the observation that “(a)s one of the largest individual shareholders in the Company holding, along with my family, collectively more than 7% of the outstanding stock of TNS, I believe the shareholders deserved the opportunity to be heard.”  Once again, my use of plain English was distorted by this Board to suit your ongoing disinformation campaign:  by inserting the word “control” where I had not used it, you mischaracterized my straightforward statement and thus created the opportunity to insinuate that I was somehow remiss in my securities filing obligations.  As you are aware, my 13D on file with the SEC was amended on October 18th, the same day that this Board ultimately decided to disclose my October 12th letter to the public through the company’s 8-K.

Why the rush?  Beyond the desire to prevent me from calling a special shareholder meeting, I have not yet seen a plausible explanation from this Board as to why my termination as CEO needed to be effected so abruptly that there was no time to interview any other candidates outside the company.  I did happen to note from the company’s 8-K filing that your first order of business after my removal from the Board was the approval of a half million dollars in fees allocated amongst the three members of the special committee along with pay raises issued to the existing staff who were promoted to backfill the sudden void in senior management.  I am curious to hear how this extraordinary windfall of fees and salaries fits within your stated plan to reduce annual expense by $8-$10 million next year.

If there is a recurring theme to this Board’s pattern of obfuscation and falsehoods, it is the separation of this company’s shareholders from their right to weigh-in on decisions of monumental importance to the company and its future.  At some point, this Board needs to treat me and my fellow shareholders as owners of the company and not as an annoying cost of doing business as a public company.  I hereby request that you publicly file and disclose this letter by an amendment to the previously filed Form 8-K representing my disagreement with the board of directors relating to the company’s operations, policies and practices.

Sincerely,

/s/ John J. McDonnell, Jr.

John J. McDonnell, Jr.

cc:	Stephen X. Graham
John B. Benton
Jay E. Ricks
Henry H. Graham, Jr.